SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2018

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Telecom Argentina S.A.

Exhibit

1. English translation of a letter dated January 1, 2018 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, January 1, 2018

Chairman of the Comisión Nacional de Valores

Lic. Marcos Ayerra

Dear Sirs,

RE: Merger by Absorption between Telecom Argentina S.A. (the “Surviving Company”) and Cablevisión S.A. (the “Absorbed Company”) (the “Merger”)

Minute of the transfer of operations from the Absorbed Company to the Surviving Company

I am writing to you as Chairman of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), following up on the information submitted through a letter dated last December 22, 2017.

In this respect, we inform you that having been fulfilled all the conditions to which the Merger was subject to according to Section Seventh of the Preliminary Merger Agreement and the Final Merger Agreement, on January 1, 2018 was signed the Minute of the Transfer of Operations from the Absorbed Company to the Surviving Company, which complements the Final Merger Agreement subscribed on October 31, 2017.

As a consequence, as foreseen in the Preliminary Merger Agreement and in the Final Merger Agreement, since 12:00 a.m. on January 1, 2018, the Merger has become effective and, consequently, it has taken place the change in the composition of the Board of Directors, that has been duly informed last December 28, as well as a change of control of the Company, being Cablevisión Holding S.A. its new controlling shareholder since January 1, 2018.

Sincerely,

Telecom Argentina S.A.

/s/ Mariano M. Ibañez
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	January 2 , 2018	By:	/s/ Gabriel P. Blasi
			Name:	Gabriel P. Blasi
			Title:	Responsible for Market Relations